DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279

[DTE LOGO]

May 17, 2013

VIA ELECTRONIC TRANSMISSION (EDGAR)

Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	DTE Energy Company
DTE Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 20, 2013 and February 21, 2013
File Nos. 1-11607 and 1-02198

Dear Mr. Mew:

This will confirm my conversation with Mr. Robert Babula on May 16, 2013 regarding the response of DTE Energy Company (the “Company”) to the comments of the staff of the Securities and Exchange Commission contained in its letter to the Company dated May 15, 2013. As discussed with Mr. Babula, the Company will submit its response no later than June 12, 2013.
We appreciate your assistance with this matter. Please direct any questions or concerns you may have in this regard to the undersigned at (313) 235-8460.

Very truly yours,

/s/TIMOTHY E. KRAEPEL

Timothy E. Kraepel Esq.
Director, Legal
Securities, Finance and Governance